March 23, 2015

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FlexFridge, Inc.
Registration Statement on Form 10 Amendment 4
Filed March 23, 2015
File No. 000-55359

Dear Mr. Spirgel:

This letter is submitted on behalf of FlexFridge, Inc. (the “Company”) in a change to a response to a comment from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 10 (the “Form 10”) as set forth in your letter, dated March 20, 2015 (the “Comment Letter”), to Dr. Shaun Passley, President and Chief Executive Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10 as filed with the Commission.

General

1. We note your response to comment three. Please revise to indicate the correct date the spin off occurred, as opposed to September 15, 2015.

Response to Comment No. 1:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company revised the date to September 15, 2013. See page 3 of the Amendment No. 4 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Registering Shares,” which was filed with the Commission on March 23, 2015.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (312) 955-0512.

Sincerely,

/s/ Shaun Passley, Ph.D.
Shaun Passley, Ph.D.